(p)(4)

ICC Capital Management, Inc.

Code of Ethics/Covered Person Trading Policy

As of 12/31/2010:

I.	BACKGROUND:

ICC Capital Management, Inc. (“ICC”) is an enterprise engaged principally in the exercise of personal services of a fiduciary nature. To assist ICC in the delivery of these services, ICC employ’s certain procedures, systems and established practices such as these outlined below. These procedures and operating policies cannot foresee all circumstances therefore, it is critical that each employee of ICC recognizes that the first responsibility is to ICC clients. Any conflict (real or potential) between the interests of our client and ourselves must be avoided or resolved to the benefit of the client. Supervised Persons must demonstrate honesty and fairness in all dealings and must not take inappropriate advantage of the position that is provided as an employee of ICC or inappropriate actions that are contrary to Federal Securities Law.

This Code of Ethics (the “Code”) has been adopted by ICC and applies to all directors, officers and employees of ICC and any affiliated company. The Code covers personal securities transactions by ICC directors, officers, employees, members of their immediate families, person who resides with them, and relatives who are supported by them.

These procedures are intended to provide specific rules of behavior regarding the manner by which employees of ICC may engage in trading of securities that may be included in client portfolios. The objective is to insure that all investment opportunities are directed to our clients and not appropriated (whether intentionally or inadvertently) by employees of ICC. This Code will also be made part of ICC’s form ADV II, which, on an annual basis or as requested, will be made available to clients of ICC.

II.	POLICY:

A.	Definitions:

1)	Affiliated Company: ICC Capital Management, Inc. (the holding company of ICC) and any additional entity tied to ICC or ICC Capital Management, Inc. through ownership, contract, operating agreement or other form of defined business relationship.

2)	Access Person: An Access Person includes: (i) is any employee who makes any recommendation, who participates in the determination of which recommendation shall be made, or whose functions or duties relate to the determination of which recommendation shall be made; any employee who, in connection with his duties, obtains any information concerning which securities are being recommended prior to the effective dissemination of such recommendations or of the information concerning securities recommendations being made by ICC prior to the effective dissemination of such recommendations (ii) any person in a control relationship to ICC (iii) any affiliated person of such control person; (iv) and, any solicitor/consultant or agent retained by ICC who (a) makes or participates in the making of investment recommendations for ICC clients, or (b) obtains information on recommended investments for ICC clients.

3)	Beneficial Ownership: Ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4)	Client Security: A Covered Security that is held in ICC managed client portfolios or that is on a review list of securities followed by ICC and potentially available for purchase for client portfolios.

5)	Chief Compliance Officer (CCO): An employee designated by ICC to monitor and enforce compliance with these procedures and all applicable laws.

6)	Supervised Person: Includes partners, officers, directors (or other persons occupying a similar status or performing similar functions) and employees, as well as any other persons who provide advice on behalf of ICC and are subject to ICC’s supervision and control.

7)	Reportable Securities: Are all securities with the EXCEPTION of the following transaction and holdings:

a)	Direct obligations of the Government of The United States

b)	Money Market Instruments – bankers’ acceptance, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments.

c)	Shares of Money Market Funds

d)	Shares of other types of mutual funds or variable annuities, unless ICC or a affiliated company acts as the investment adviser or principal underwriter for the fund.

e)	Actions pursuant to an automatic investment plan

f)	Held in accounts which the supervised person has no direct or indirect influence or control

The above exceptions are referred to as “exempt securities.”

8)	Investment Decision: The deliberation and subsequent execution of a purchase or sale of a security by an ICC investment professional on behalf of clients of ICC.

9)	Personal Account:

a)	An employee’s own portfolio or security holdings;

b)	An portfolio in which an employee has a beneficial interest and can influence investment decisions;

c)	A portfolio or security holding of a member of the employee’s household; or an account over which an employee exercises investment discretion in a capacity other than as an employee.

10)	Pre-Clearance Officer: Means those employee(s) designated by management to pre-clear personal securities transactions. The Pre-Clearance Officer will generally be the Head Equities Trader, unless otherwise designated by management.

B:	Effect of Policy:

1)	It is the responsibility of each Supervised Person to ensure that a particular securities transaction being considered for his/her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Supervised Persons may be effected only in accordance with the provisions of this Code. Every Supervised Person must give priority to the interest of ICC clients over his or her own interest in making a personal investment.

2)	No Supervised Person may knowingly buy, sell or dispose in any manner, including by gift, a personal securities investment that would cause, or appear to cause, a conflict with the interest of an ICC client.

3)	No employee will use the influence of his or her position to obtain a personal trading advantage.

4)	An Access Person may not knowingly execute a transaction involving a Client Security without complying with the “Pre-Clearance of Investments” provision in the Procedures Section of the Code.

5)	In order to enable ICC to determine compliance with the Code, every Supervised Person, when requested by senior management, will disclose all information about his or her Personal Accounts.

6)	The following reports of Personal Accounts will be required of all Supervised Persons:

a.	Duplicate Copies of Broker’s Confirmations and Account Statements. All Supervised Persons are required to supply the CCO with (i) duplicate copies of one of the following: (1) trade confirmation, (2) monthly transaction report or (3) monthly account statement within 30 days after the end of the close of the calendar quarter and (ii) the Supervised Person must submit annual account statements within 45 days of year end. A Supervised Person shall not be required to submit trade confirmations, monthly transaction reports or monthly account statements, or an annual holdings report for any Personal Account that meets the criteria for Exempt Security. The transactions and holdings reported will be reviewed and compared against client transactions. Each Supervised Person has an affirmative obligation to notify the CCO promptly if the Supervised Person opens any new account with a broker or custodian or moves an existing account to a different broker or custodian.

b.	Disclosure of Securities Holdings and Business Activities. All Supervised Persons shall, upon commencement of employment with ICC, submit a statement to the CCO within 30 days a listing all of (i) securities in which the Supervised Person has any beneficial ownership, (ii) business activities in which the Supervised Person has a significant role and (iii) the names of any brokerage firms where the Supervised Person maintains an account.

c.	Negative Reporting: All Supervised Person’s that did not conduct a personal securities transaction during the quarter for which they are reporting are required to sign a quarterly form stating that the Supervised Person did not have any transactions during the quarter. The CCO will distribute the form to all staff. This form must be signed, dated and returned to the CCO within 30 days of the quarters end.

C.	Procedures

1.	Pre-Clearance Requirements:

An Access Person must obtain the prior written approval of the Pre-Clearance Officer before engaging in any transaction in his or her personal accounts, except for those transactions exempt under subsection 3, below. The Pre-Clearance or his/her designee (who may have no personal interest in the subject transaction) may approve the transaction if the Pre-Clearance Officer concludes that the transaction would comply with the provisions of this Code and is not likely to have any adverse economic impact on a client. A request for Pre-Clearance must be made by completing the Pre-Clearance Request Form in advance of the contemplated transaction.

Initial Public Offerings, Private Placements and Investment Opportunities of Limited Availability. Are allowed under Rule 204A-1, but Supervised Persons must obtain Pre-Clearance of these transactions. A Sample Pre-Clearance Form is attached as Appendix C.

2.	Prohibited Transactions:

The following transactions are prohibited by Supervised Person:

(a)	Trading within 48 hours of a client’s transaction: No Supervised Person may execute a personal securities transaction within 48 hours of a client account if the Supervised Person has become aware that there is a pending “buy” or “sell” order.

(b)	Short Sales. No Supervised Person shall engage in any short sales of a security if, at the time of the transaction, any client account has a long position in such security. Short sales against-the-box in securities held by a client are permitted except within 48 hours of when a client account trades in the same security.

(c)	Service on boards. No Supervised Person may serve on any board of directors of any publicly traded company without prior written authorization from [CEO, Robert Ohanesian]. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any client. This restriction does not apply to service on the board of any not-for-profit corporation or organization.

3.	Exceptions to Pre-Clearance requirements:

The following securities transactions are exempt from the provisions of the Pre-Clearance requirements.

(a)	Transactions in securities which are not eligible for purchase or sale by any client of ICC, and the value of which is not based upon, related to or determined by reference to any security which is eligible for purchase or sale by any client of ICC;

(b)	Purchases or sales of securities with respect to which a Access Person has (or by reason of such transaction would have) no beneficial ownership;

(c)	Purchases or sales those are non-volitional on the part of the Supervised Person such as purchases that are made pursuant to a dividend reinvestment plan;

(d)	Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of the issuer’s securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

(e)	Transactions in, and holdings of, exempt securities; and

(f)	Transactions effected in, and the holdings of, any account over which the Supervised Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party).

4.	Evaluation of request for Pre-Clearance:

The Pre-Clearance Officer will evaluate a request for Pre-Clearance and consider whether the transaction would have an adverse economic impact on ICC Capital clients or violate any provisions of the Code. It is expected that in making such determination, the Pre-Clearance Officer may consider the following information:

(a)	Previously submitted requests for Pre-Clearance of personal trades;

(b)	Information from the portfolio managers regarding Client Securities under immediate consideration for purchase or sale by ICC’s clients;

(c)	Information regarding the average trading volume of the Client Security and the potential impact of the request; and

(d)	Other appropriate sources.

5.	Response to request for Pre-Clearance:

The Pre-Clearance Officer’s response to request for Pre-Clearance should include:

(a)	Making a telephone call or office visit to the Access Person requesting Pre-Clearance, to either approve or deny the request, and

(b)	Filing a copy of the Pre-Clearance form with the Compliance Department (a sample copy of which is included as Appendix C).

6.	Time for which a transaction is approved:

An Access Person who is required to obtain Pre-Clearance may authorize his or her broker to execute a transaction within 24 hours from which the approval for that transaction is given. If the transaction is not completed within the 24 hours, the Access Person must again obtain Pre-Clearance for the transaction on each day that the Access Person would like to effect the transaction.

7.	Confidentiality:

All information submitted to the ICC Compliance Department pursuant to this Code of Ethics will be treated as confidential information. It may, however, be made available to governmental and securities industry self-regulatory agencies with regulatory authority over ICC as well as to ICC’s auditors and legal advisors, if appropriate.

III.	OVERSIGHT OF CODE OF ETHICS

A.	Acknowledgment. All Supervised Persons are required annually to sign and acknowledge their familiarity with the provisions of this Code of Ethics by signing the form of acknowledgment attached as Appendix D. In addition, any situation which may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the CCO who must report to CEO, Robert Ohanesian.

B.	Review of Transactions. Each Supervised Persons’ transactions in his/her Personal Account will be reviewed on a regular basis and compared to transactions entered into by ICC for clients. Any transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the CCO who must report to CEO, Robert Ohanesian.

C.	Sanctions. CEO, Robert Ohanesian, with advice of legal counsel, at his discretion, shall consider reports made to him and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action as he deems appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment with ICC Capital, or criminal or civil penalties.

D.	Authority to Exempt Transactions. The CCO has the authority to exempt any Supervised Person or any personal securities transaction of a Supervised Person from any or all of the provisions of this Code of Ethics if the CCO determines that such exemption would not be against the interests of any client. The CCO shall prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.